Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

December 1, 2015

The Board of Trustees
Prudential Investment Portfolios 18
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Jennison MLP Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through March 31, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes (such as deferred tax expenses), interest, brokerage, and extraordinary expenses) of each class of shares of the Fund to 1.25% of the Fund’s average daily net assets

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President